Exhibit 3.3

CERTIFICATE OF ELIMINATION

OF THE

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

OF

RADIAN GROUP INC.

Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware

Radian Group Inc., a corporation duly organized and existing under the General Corporation Law (“DGCL”) of the State of Delaware (the “Company”), certifies as follows:

FIRST: That, pursuant to the authority expressly vested in the Board of Directors of the Company (the “Board”) by the Amended and Restated Certificate of Incorporation of the Company, as effective as of the date hereof (the “Certificate of Incorporation”), the Board previously adopted resolutions creating and authorizing a series of 325,000 shares of preferred stock, par value $0.001 per share, of the Company designated as Series A Junior Participating Preferred Stock (the “Preferred Stock”), subject to the Certificate of Designation of Series A Junior Participating Preferred Stock (the “Certificate of Designation”), as filed with the Secretary of State of the State of Delaware on October 9, 2009.

SECOND: That none of the authorized shares of the Preferred Stock are outstanding and none will be issued by the Company pursuant to the Certificate of Designation.

THIRD: That, pursuant to the authority conferred upon the Board pursuant to the Certificate of Incorporation, the Board on March 19, 2019, duly adopted the following resolutions approving the elimination of the Preferred Stock:

RESOLVED, that none of the authorized shares of Preferred Stock are outstanding, and none will be issued by the Company pursuant to the Certificate of Designation; and

RESOLVED, that the Authorized Officers of the Company be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, with the assistance of counsel, to prepare and file or cause to be filed a certificate of elimination with respect to the Preferred Stock, as provided by Section 151(g) of the DGCL, with the Secretary of State of the State of Delaware, and when such certificate of elimination becomes effective, all matters set forth in the Certificate of Designation with respect to the Preferred Stock shall be eliminated from the Certificate of Incorporation and the shares of Preferred Stock shall resume the status of authorized and unissued shares of preferred stock of the Company, without designation as to series.

FOURTH: That, in accordance with Section 151(g) of the DGCL, the Certificate of Incorporation, as effective immediately prior to the filing of this Certificate of Elimination, is hereby amended to eliminate all matters set forth in the Certificate of Designation with respect to the Preferred Stock, and the shares of Preferred Stock hereby are returned to the status of authorized but unissued shares of preferred stock of the Company, without designation as to series.

IN WITNESS WHEREOF, the Company has caused this Certificate of Elimination to be executed by its duly authorized officer this 19th day of March, 2019.

RADIAN GROUP INC.

By:	/s/ Edward J. Hoffman

Name:	Edward J. Hoffman
Title:	General Counsel and Corporate Secretary

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